September 8, 2023

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer O’Brien and Raj Rajan

Re:	TotalEnergies SE

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 24, 2023

File No. 001-10888

Dear Ms. O’Brien and Mr. Rajan:

This letter is in response to the second letter dated August 11, 2023, from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 20-F (the “Form 20-F”). The Company has previously provided a response on July 13, 2023 to the letter dated June 16, 2023.

The Staff’s comments are set forth below in bold, followed by the Company’s responses to the comments.

Please note that the “Company,” “TotalEnergies,” “we” or “our” refers to TotalEnergies SE, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 2

1. Please address the following regarding certain of the information and sample disclosures you provided in response to prior comment 1:

• Provide us with an example of the reconciliation tables you will present for Adjusted net operating income, Adjusted net income, Capital employed used in Return on Average Capital Employed (ROACE) and Net debt used in Gearing.

• Clarify for us why you consider Adjusted EBITDA to be a valuable tool to measure and compare your profitability with utility companies. In this regard, we note you characterize your business as a global multi-energy company in Section 1.1.1 of your Universal Registration Document 2022.

• Tell us your consideration of the following as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K as necessary:

o Payout, net investments, page 2

o Organic investments, Net acquisitions, and Net investments, page 4

o Variable cost margin – Refining Europe, VCM, page 4

We acknowledge the Staff’s comment and confirm that in future filings, we will better identify, label and define each non-GAAP measure, present the GAAP measures with equal or greater prominence than the non-GAAP measures, and provide the reasons why management believes these non-GAAP financial measures are useful to investors. In particular, we will develop the existing non-GAAP financial measures presented in the Form 20-F (see page 5) and present the reconciliation tables as required.

The following reflects an example of reconciliation tables for Adjusted net operating income, Adjusted net income, Capital employed used in Return on Average Capital Employed (ROACE) and Net debt used in Gearing, in each case calculated on the consolidated level for the Company:

Reconciliation of adjusted net operating income

For the year ended December 31, 2022 (In millions of dollars)	Consolidated statement of income	Less Adjustments(a)	Adjusted
Sales	280,999	104	280,895
Excise taxes	(17,689)	–	(17,689)
Revenues from sales	263,310	104	263,206
Purchases, net of inventory variation	(169,448)	1,601	(171,049)
Other operating expenses	(29,789)	(1,044)	(28,745)
Exploration costs	(1,299)	(725)	(574)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,221)	95	(12,316)
Other income	2,849	1,500	1,349
Other expense	(7,344)	(5,802)	(1,542)
Other financial income	896	84	812
Other financial expense	(533)	–	(533)
Net income (loss) from equity affiliates	(1,892)	(10,146)	8,254
Income taxes	(22,242)	(1,677)	(20,565)
Less tax on cost of net debt	35	120	(85)
Net Operating income	22,322	(15,890)	38,212

(a) Adjustments items include (i) special items, (ii) the inventory valuation effect and (iii) the effect of changes in fair value, each of which are explained in greater details in note 3 beginning on page F-23 to our Form 20-F.

Reconciliation of adjusted net income

(In millions of dollars)	2022	2021
Consolidated net income (TotalEnergies share)	20,526	16,032
Special items affecting net income (TotalEnergies share)	(17,310)	(3,329)
Gain (loss) on asset sales	1,391	(1,726)
Restructuring charges	(42)	(308)
Impairments	(15,743)	(910)
Other	(2,916)	(385)
After-tax inventory effect: FIFO vs. replacement cost	501	1,495
Effect of changes in fair value	1,138	(194)
Total adjustments affecting net income	(15,671)	(2,028)
Adjusted net income (TotalEnergies share)	36,197	18,060

Reconciliation of ROACE

For the ended year December 31, 2022 (In millions of dollars)
Adjusted net operating income (a)	38,212

Balance sheet as of December 31, 2022
Property, plant and equipment, intangible assets, net	139,032
Investments & loans in equity affiliates	27,889
Other non-current assets	8,488
Working capital	(10,237)
Provisions and other non-current liabilities	(34,252)
Assets and liabilities classified as held for sale	363
Capital Employed (Balance sheet)	131,283
Less inventory valuation effect	(2,472)
Capital Employed at replacement cost (b)	128,811

Balance sheet as of December 31, 2021
Property, plant and equipment, intangible assets, net	139,043
Investments & loans in equity affiliates	31,053
Other non-current assets	9,822
Working capital	(2,558)
Provisions and other non-current liabilities	(33,845)
Assets and liabilities classified as held for sale	338
Capital Employed (Balance sheet)	143,853
Less inventory valuation effect	(2,040)
Capital Employed at replacement cost (c)	141,813

ROACE as a percentage (a/average(b+c))	28.2%

Reconciliation of Gearing ratio

(In millions of dollars)	For the year ended December 31, 2022
Current borrowings(1)	14,065
Other current financial liabilities	488
Current financial assets(1)	(8,556)
Net financial assets classified as held for sale	(38)
Non-current financial debt(1)	36,987
Non-current financial assets(1)	(1,303)
Cash and cash equivalents	(33,026)
Net debt (a)	8,617

Shareholders’ equity -TotalEnergies share	111,724
Non-controlling interests	2,846
Shareholders’ equity (b)	114,570

Net-debt-to-capital ratio = a / (a+b)	7.0%

Leases (c)	8,096
Net-debt-to-capital ratio including leases (a+c) /(a+b+c)	12.7%

(1) Excludes leases receivables and leases debt.

Regarding Adjusted EBITDA and its relevance as a non-GAAP financial measure for our company, TotalEnergies has been transforming by investing in power. In the year ended December 31, 2022, as disclosed in the Company’s Universal Registration Document incorporated by reference into its Form 20-F, the Company produced 33.2 terawatt hours of electricity, provided electricity to 6.1 million client sites and as of December 31, 2022 operated 16.8 gigawatts of gross installed renewable power generation capacity, with 6.1 gigawatts in construction and 46.0 gigawatts in development. In order to give more visibility to the integrated power business, the Company decided that from the first quarter 2023, Integrated Power would be separated from the Integrated LNG business segment, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment since January 1, 2019. As a result of the development of the Company’s Integrated Power segment and in the Company’s estimation, investors want to be able to compare profitability with companies operating in the electricity, power and energy sector. Many of the companies involved in these types of businesses report Adjusted EBITDA. Adjusted EBITDA, when analyzed in conjunction with the Company’s Net income as reported under IFRS, can provide insight into the profitability dynamics of the Company, assess the value of its assets and ease the benchmarking analysis with companies operating in the electricity, power and energy sector.

Regarding payout, organic investments, net acquisitions and net investments, the following reflects the revised disclosures for the non-GAAP financial measures in our future filings, and in particular in the Form 20-F for year-end 2023:

•	Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Operating Cash Flow before working capital changes. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the operating cash flow before working capital distributed to the shareholder. TotalEnergies communicates on a target regarding this indicator.

The following reflects an example the calculation for payout:

(In millions of dollars)		For the year ended December 31, 2022
Dividend paid (parent company shareholders)	(a)	9,986
Repayment of treasury shares		7,711
of which buy backs	(b)	7,019
Operating cash flow before working capital changes *	(c)	45,729
Payout ( a + b) / c		37.2%

* Operating cash flow before working capital changes is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated Gas and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. A reconciliation from operating cash flow before working capital charges is presented in response #5 to our letter dated July 13, 2023, and will be included in future filings.

•	Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, excluding organic loan repayment from equity affiliates and excluding capex linked to capitalized leasing contracts. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash generated by our activities is allocated for uses within the organization. Net investments are the sum of Net acquisitions and Organic investments, each of which is described below.

•	Net acquisitions is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net acquisitions refers to acquisitions minus assets sales minus other operations with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

•	Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

The following reflects an example of the reconciliation table for Net investments, Net acquisitions and Organic investments:

(In millions of dollars)	2022	2021	2022 vs 2021
Cash flow used in investing activities (a)	15,116	13,656	+11%
Other transactions with non-controlling interests (b)	(50)	(757)	-93%
Organic loan repayment from equity affiliates (c)	1,630	626	ns
Change in debt from renewable projects financing * (d)	(589)	(356)	+65%
Capex linked to capitalized leasing contracts (e)	177	111	+59%
Expenditures related to carbon credits (f)	19	27	-30%
Net investments (a + b + c + d + e+ f = g - i + h)	16,303	13,307	+23%
Of which net acquisitions (g - i)	4,451	632	x7
Acquisitions (g)	5,872	3,284	+79%
Asset sales (i)	1,421	2,652	-46%
Change in debt from renewable projects (partner share)	279	134	x2.1
Of which organic investments (h)	11,852	12,675	-6%
Capitalized exploration	669	841	-21%
Increase in non-current loans	954	1,231	-23%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,082)	(531)	ns
Change in debt from renewable projects (TotalEnergies share)	(310)	(222)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share)

With respect to Variable cost margin – Refining Europe (VCM), VCM is an indicator that represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies’ European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons). VCM is typically prepared in the industry excluding FIFO inventory valuations effects in order to help analysts compare results from quarter to quarter and across market players. A reconciliation to GAAP would be complex, lengthy and the Company does not believe that it would be meaningfully comprehensible for investors. As a result, the Company respectfully submits to the Staff that the Company will remove this indicator from future filings with the Commission.

5.3 Business segment reporting, page 9

2. We have considered your response to prior comment 4 and specifically, your position that presentation of multiple financial measures at the segment level are not non-GAAP financial measures. Pursuant to the guidance in Question 104.01 and 104.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, multiple measures of segment profit or loss not expressly permitted by IFRS 8 would be deemed as non-GAAP measures. Therefore, it does not appear that presentation of multiple financial measures at the segment level as presented comply with Item 10(e) of Regulation S-K and should be revised as necessary. Refer to comment 3 below for further information.

We acknowledge the Staff’s comment and we confirm that, in future filings, we will provide a full reconciliation for each non-GAAP financial measure that is used at the segment level in compliance with Item 10(e) of Regulation S-K.

We intend to present the following segment-level non-GAAP financial measures in our future filings, including in the Form 20-F for year-end 2023: Net investments, Net acquisitions, Organic investments and Operating cash flow before working capital changes w/o financial charges (DACF).

The following reflects the reconciliation table for Operating cash flow before working capital changes w/o financial charges (DACF) for each segment:

integrated Gas, Renewables & Power (iGRP) segment

(In millions of dollars)	2022	2021	2020
Cash flow from operating activities	9,670	827	2,129
Less (Increase) decrease in working capital	484	(4,617)	(1,074)
Less Inventory effect	-	-	-
Less Capital gain from renewable project sales	(64)	(89)	(96)
Less Organic loan repayments from equity affiliates	(1,504)	(591)	(119)
= Operating cash flow before working capital changes w/o financial charges (DACF)	10,754	6,124	3,418

Exploration & Production segment

(In millions of dollars)	2022	2021	2020
Cash flow from operating activities	27,654	22,009	9,922
Less (Increase) decrease in working capital	1,596	(3,331)	245
Less Inventory effect	-	-	-
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	(22)	(39)	(7)
= Operating cash flow before working capital changes w/o financial charges (DACF)	26,080	18,717	9,684

Refining & Chemicals segment

(In millions of dollars)	2022	2021	2020
Cash flow from operating activities	8,663	6,473	2,438
Less (Increase) decrease in working capital	823	2,041	1,189
Less Inventory effect	240	1,481	(1,244)
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	(104)	5	21
= Operating cash flow before working capital changes w/o financial charges (DACF)	7,704	2,946	2,472

Marketing & Services segment

(In millions of dollars)	2022	2021	2020
Cash flow from operating activities	3,124	2,333	2,101
Less (Increase) decrease in working capital	498	(538)	123
Less Inventory effect	261	315	(196)
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	-	-	(6)
= Operating cash flow before working capital changes w/o financial charges (DACF)	2,365	2,556	2,180

The following reflects an example of the reconciliation table for Net investments, Net acquisitions and Organic investments for each segment:

integrated Gas, Renewables & Power (iGRP) segment

(In millions of dollars)	2022	2021	2022 vs 2021
Cash flow used in investing activities (a)	3,048	4,991	-39%
Other transactions with non-controlling interests (b)		(757)	ns
Organic loan repayment from equity affiliates (c)	1,504	592	ns
Change in debt from renewable projects financing * (d)	(589)	(356)	65%
Capex linked to capitalized leasing contracts (e)	30	25	20%
Expenditures related to carbon credits (f)		11	ns
Net investments (a + b + c + d + e+ f = g - i + h)	3,993	4,506	-11%
Of which net acquisitions (g - i)	2,089	1,165	79%
Acquisitions (g)	2,688	2,646	2%
Asset sales (i)	599	1,481	-60%
Change in debt from renewable projects (partner share)	279	134	ns
Of which organic investments (h)	1,904	3,341	-43%
Capitalized exploration		1	ns
Increase in non-current loans	725	974	-26%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(773)	(169)	ns
Change in debt from renewable projects (TotalEnergies share)

Exploration & Production segment

(In millions of dollars)	2022	2021	2022 vs 2021
Cash flow used in investing activities (a)	9,839	6,382	54%
Other transactions with non-controlling interests (b)
Organic loan repayment from equity affiliates (c)	22	39	-44%
Change in debt from renewable projects financing * (d)
Capex linked to capitalized leasing contracts (e)	147	86	71%
Expenditures related to carbon credits (f)	19	16	19%
Net investments (a + b + c + d + e+ f = g - i + h)	10,027	6,523	54%
Of which net acquisitions (g - i)	2,520	(167)	ns
Acquisitions (g)	3,134	497	x5
Asset sales (i)	614	664	-8%
Change in debt from renewable projects (partner share)
Of which organic investments (h)	7,507	6,690	12%
Capitalized exploration	669	840	-20%
Increase in non-current loans	78	98	-20%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(171)	(191)	-10%
Change in debt from renewable projects (TotalEnergies share)

•	Refining & Chemicals segment

(In millions of dollars)	2022	2021	2022 vs 2021
Cash flow used in investing activities (a)	1,177	1,290	-9%
Other transactions with non-controlling interests (b)
Organic loan repayment from equity affiliates (c)	104	(5)	ns
Change in debt from renewable projects financing * (d)
Capex linked to capitalized leasing contracts (e)
Expenditures related to carbon credits (f)
Net investments (a + b + c + d + e+ f = g - i + h)	1,281	1,285	0%
Of which net acquisitions (g - i)	(38)	(217)	-82%
Acquisitions (g)	15	53	-72%
Asset sales (i)	53	270	-80%
Change in debt from renewable projects (partner share)
Of which organic investments (h)	1,319	1,502	-12%
Capitalized exploration
Increase in non-current loans	53	42	26%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(35)	(67)	-48%
Change in debt from renewable projects (TotalEnergies share)

Marketing & Services segment

(In millions of dollars)	2022	2021	2022 vs 2021
Cash flow used in investing activities (a)	964	923	4%
Other transactions with non-controlling interests (b)	(50)		ns
Organic loan repayment from equity affiliates (c)
Change in debt from renewable projects financing * (d)
Capex linked to capitalized leasing contracts (e)
Expenditures related to carbon credits (f)
Net investments (a + b + c + d + e+ f = g - i + h)	914	923	-1%
Of which net acquisitions (g - i)	(121)	(151)	-20%
Acquisitions (g)	34	86	-60%
Asset sales (i)	155	237	-35%
Change in debt from renewable projects (partner share)
Of which organic investments (h)	1,035	1,074	-4%
Capitalized exploration
Increase in non-current loans	83	105	-21%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(87)	(82)	6%
Change in debt from renewable projects (TotalEnergies share)

Please note that future filings will reflect this presentation for each segment and each period presented.

Financial Statements

Notes to the Consolidated Financial Statements

Note 3 Business segment information, page F-23

3. We have considered your response to prior comment 6 and specifically, your position that paragraphs 23 and 26 of IFRS 8 do not preclude disclosure of additional performance measures. However we note that paragraph 23 of IFRS 8 requires disclosure of a single measure of profit or loss for each reportable segment. Additional measures of a segment’s profit or loss may be presented within Item 5 of the Form 20-F provided that the disclosures related to any additional measures comply with Item 10(e) of Regulation S-K. Further we note paragraph 26 of IFRS 8 does not contemplate presentation of information similar to that of a full income statement for segments. Presentation of non-GAAP ‘adjusted full income statements’ in the financial statement or in the accompanying notes are prohibited under Item10(e)(1)(ii)(C) of Regulation S-K. Accordingly, please revise this Note 3 to disclose the single measure of segment profit or loss as determined in accordance with paragraph 26 of IFRS 8 and provide the reconciliation as required by paragraph 28(b) of IFRS 8 or provide us with the specific accounting literature that supports your position.

We acknowledge the response of the Staff and will prospectively revise the presentation of note 3 Business segment information to present only one profit and loss measure, the Adjusted net operating income, and to delete the following metrics of segment profit or loss that appear in our Form 20-F, namely Operating income, Net operating income, Adjusted operating income, Adjusted net income and ROACE.

In addition, we acknowledge the Staff’s comment and the Company confirms it will no longer include an adjusted full income statement in note 3, in order to present segment information in compliance with Item 10(e)(1)(ii)(C) of Regulation S-K.

You will find below the revised section a), b) and c) of the Note 3 to Financial statements:

Please note that future filings will reflect this presentation for each period presented.

Note 3 Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of TotalEnergies' activities is structured around the four following segments:

– An Exploration & Production segment. Starting September 2021, it notably includes the carbon sink activity (carbon storage and nature-based solutions) that was previously reported in the Integrated Gas, Renewables & Power segment. Business segment information relating to fiscal year 2020 has not been restated due to the non-material impact of this change;

– An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

– A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

– A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

(i) Adjusted net operating income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and adjusted items.

Adjustment items include:

a.	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b.	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

c.	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

(ii) Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

Information by business segment

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	48,753	9,942	121,618	100,661	25	–	280,999
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	–
Excise taxes	–	–	(737)	(16,952)	–	–	(17,689)
Revenues from sales	55,753	65,132	166,738	85,142	273	(109,728)	263,310
Operating expenses	(45,771)	(24,521)	(156,897)	(81,746)	(1,329)	109,728	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,402)	(8,115)	(1,533)	(1,033)	(138)	–	(12,221)
Net income (loss) from equity affiliates and other items	2,766	(9,943)	885	(20)	288	–	(6,024)
Tax on net operating income	(1,712)	(17,445)	(2,544)	(787)	281	–	(22,207)
Adjustments(a)	(2,510)	(12,371)	(653)	6	(362)	–	(15,890)
Adjusted Net operating income	12,144	17,479	7,302	1,550	(263)	–	38,212
Adjustments(a)							(15,890)
Net cost of net debt							(1,278)
Non-controlling interests							(518)
Net income - TotalEnergies share							20,526

(a)	Adjustments items include (i) special items, (ii) the inventory valuation effect and (iii) the effect of changes in fair value, each of which are explained in greater details in note 3 beginning on page F-23 to our Form 20-F.

As of December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Property, plant and equipment, intangible assets, net	30,885	87,833	11,525	8,120	669	–	139,032
Investments & loans in equity affiliates	20,869	2,138	4,431	451	–	–	27,889
Other non-current assets	3,669	3,069	570	1,050	130	–	8,488
Working capital	(432)	(2,831)	(3,293)	(288)	(3,393)	–	(10,237)
Provisions and other non-current liabilities	(5,250)	(24,633)	(3,760)	(1,303)	694	–	(34,252)
Assets and liabilities classified as held for sale	155	208	–	–	–	–	363
Capital Employed (Balance sheet)	49,896	65,784	9,473	8,030	(1,900)	–	131,283
Less inventory valuation effect	–	–	(2,035)	(437)	–	–	(2,472)
Capital Employed (Business segment information)	49,896	65,784	7,438	7,593	(1,900)	–	128,811

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,475	10,646	1,391	1,186	104		19,802
Total divestments	3,427	807	214	222	16	–	4,686
Cash flow from operating activities	9,670	27,654	8,663	3,124	(1,744)	–	47,367

B) Additional information on adjustment items

The main adjustment items for 2022 are the following:

1. An “Inventory valuation effect” amounting to and $501 million in net operating income for the Refining & Chemicals and Marketing & Services segments;

2. The main adjustment items of the period are the following exceptional impairments and provisions related to Russia:

– In the first quarter, an impairment of $(4,095) million in net operating income concerning notably Arctic LNG 2.

– In the second quarter, an impairment of $(3,513) million in net operating income mainly related to the potential impact of international sanctions on the value of the stake in Novatek and in the third quarter, an additional impairment of $(3,056) million in net operating income.

– In the fourth quarter, an impairment of $(4,092) million in net operating income following discontinuation of equity accounting of Novatek.

In total, the impact of impairments and provisions recorded in 2022 in respect TotalEnergies’s assets in Russia amounts to $(14,756) million in net operating income.

3. The adjustment items also include a $1,391 million gain on the partial disposal of TotalEnergies' interest in its subsidiary which owns 50.5% of Sunpower and on the revaluation of its retained interest which is accounted for using the equity method.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

For the year ended December 31, 2022 (In millions of dollars)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	–	–	337	194	–	531
Effect of changes in fair value	1,138	–	–	–	–	1,138
Restructuring charges	(41)	–	–	(14)	–	(55)
Asset impairment and provisions charges	(4,481)	(11,157)	–	(112)	(9)	(15,759)
Gains (losses) on disposals of assets	1,450	–	–	–	–	1,450
Other items	(576)	(1,214)	(990)	(62)	(353)	(3,195)
Total	(2,510)	(12,371)	(653)	6	(362)	(15,890)

Please direct questions regarding this response to me at +33(0)1 41 35 51 77.

Sincerely,

/s/ JEAN-PIERRE SBRAIRE
Jean-Pierre Sbraire
Chief Financial Officer

cc:	Aurélien Hamelle, General Counsel, TotalEnergies SE

Ryan Lynch, Latham & Watkins LLP

Roberto Luis Reyes Gaskin, Latham & Watkins LLP